================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    -------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         SALIVA DIAGNOSTIC SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   795427202
--------------------------------------------------------------------------------
                                 (CUSIP number)

       Samuel M. Krieger, Esq., 319 Fifth Avenue, New York, New York 10016
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 2, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box | |.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 13 Pages)


--------
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 79542702                13D                         Page 2 of 13 Pages


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      [           ]

         BISCOUNT OVERSEAS, LTD. ("Reporting Entity")
         EIN No.

         RESONANCE LIMITED  ("Resonance")
         EIN No.

         COMBINATION, INC. ("Combination")
         EIN No.

         DAVID FREUND ("Freund")
         SS No.

         ABRAHAM ZISKIND ("Ziskind")
         SS No.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) | |
                                                             (b) |X|

                  SEE ITEM 5 BELOW

3  SEC USE ONLY


4  SOURCE OF FUNDS
                          WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                | |


6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Reporting Entity:          Switzerland
         Resonance:                 Isle of Man
         Combination:               Turks and Caicos Islands
         Freund:                    Israel
         Ziskind:                   Israel


                7 SOLE VOTING POWER

NUMBER OF
SHARES


                  SEE ITEM 5 BELOW

                  Reporting Entity:          3,156,802

                  Resonance:                   300,000

                  Combination:                 300,000
                  Freund:                      300,000
                                               -------
                    Combination & Freund:      600,000

                  Ziskind:                     253,632

                  If a Group, total:         4,310,434


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                                                              Page 3 of 13 Pages


BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY



EACH                9    SOLE DISPOSITIVE POWER
REPORTING

                                    SEE ITEM 5 BELOW

                                    Reporting Entity:           3,156,802

                                    Resonance:                   300,000

                                    Combination:                 300,000
                                    Freund:                      300,000
                                                                 -------
                                      Combination & Freund:      600,000

                                    Ziskind:                     253,632

                                    If a Group, total:         4,310,434

PERSON WITH        10    SHARED DISPOSITIVE POWER



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    SEE ITEM 5 BELOW

                                    Reporting Entity:          3,156,802

                                    Resonance:                   300,000

                                    Combination:                 300,000
                                    Freund:                      300,000
                                                                 -------
                                    Combination & Freund:        600,000

                                    Ziskind:                     253,632

                                    If a Group, total:         4,310,434


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                             |  |


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    SEE ITEM 5 BELOW

                                    Reporting Entity:          40.7%

                                    Resonance:                  4.5%

                                    Combination:                4.5%
                                    Freund:                     4.5%
                                                                ---
                                      Combination & Freund:     9.1%

                                    Ziskind:                    3.8%

                                    If a Group, total:         55.6%


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                                                              Page 4 of 13 Pages


14 TYPE OF REPORTING PERSON

                                    Reporting Entity:         CO
                                    Resonance:                CO
                                    Combination:              CO
                                    Freund:                   IN
                                    Ziskind:                  IN


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                                                              Page 5 of 13 Pages

ITEM 1.    Security and Issuer

                    Common Stock, $.01 par value
                    SALIVA DIAGNOSTIC SYSTEMS, INC.
                    11719 Northeast 95th St.
                    Vancouver, WA 98682

ITEM 2.    Identity and background:

           1.       Reporting Entity

           a.       Biscount Overseas, Ltd.
           b.       c/o J. Owadyeh, 3 Freilagr Str., Zurich, Switzerland CH-8043
           c.       State of Organization: Switzerland
                    Principal Business: Investments
           d.       None
           e.       None

           Name of Executive Officers and Principal Members of Reporting Entity

           a.       J. Owadyeh - President and Managing Director
           b.       3 Freilagr Str., Zurich, Switzerland CH-8043
           c.       Investor
           d.       None
           e.       None
           f.       Switzerland

           2.       Resonance

           a.       Resonance Limited
           b.       Burleigh Manor Peel Road
                    British Isles IM1 5EP
           c.       State of Organization: Isle or Man
                    Principal Business: Investments
           d.       None
           e.       None

           Name of Executive Officers and Principal Members of Resonance

           a.       Moshe Mandel
           b.       Burleigh Manor Peel Road
                    British Isles IM1 5EP
           c.       Investor
                    Resonance Limited  - Investments
                    Burleigh Manor Peel Road
                    British Isles IM1 5EP
           d.       None

                                                              Page 6 of 13 Pages

           e.       None
           f.       Israel

           a.       Gethin Taylor
           b.       Burleigh Manor Peel Road
                    British Isles IM1 5EP
           c.       Investor
                    Resonance Limited  - Investments
                    Burleigh Manor Peel Road
                    British Isles IM1 5EP
           d.       None
           e.       None
           f.       Isle of Man

           3.       Combination

           a.       Combination, Inc.
           b.       c/o British West Indies Capitol Management
                    P.O. Box 106
                    Arawak House
                    Grand Turk,
           c. State of Organization: Turks and Caicos Islands Principal Business: Investments
           d.       None
           e.       None

           Name of Executive Officers and Principal Members of Combination

           a.       David Freund
           b.       85 Rechov Etrog
                    Jerusalem, Israel
           c.       Investor
                    85 Rechov Etrog
                    Jerusalem, Israel
           d.       None
           e.       None
           f.       Israel

           4.       Freund

           a.       David Freund
           b.       85 Rechov Etrog
                    Jerusalem, Israel
           c.       Investor
                    85 Rechov Etrog
                    Jerusalem, Israel
           d.       None
           e.       None
           f.       Israel


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                                                              Page 7 of 13 Pages


           5.       Ziskind

           a.       Abraham Ziskind
           b.       85 Rechov Etrog
                    Jerusalem, Israel
           c.       Investor
                    85 Rechov Etrog
                    Jerusalem, Israel
           d.       None
           e.       None
           f.       Israel

ITEM 3.       Source and Amount of Funds or Other Consideration

              Source:           Working capital of Reporting Entity
              Amount:           $2,500,000
                                Reporting Entity acquired $2,500,000 in
                                liquidation value of Class A and Class B convertible preferred stock of the Issuer and has, to the date of this Schedule 13D, converted $2,000,000 in liquidation value of such shares into 3,168,767 shares of Common
                                Stock of the Issuer (see Item 5 below)


ITEM 4.       Purpose of Transaction

                  The Shares deemed to be beneficially owned by the Reporting Entity and each of the other persons named in Item 5 as owning shares of the Issuer were acquired for, and are being held for, investment purposes. None of the Reporting Entity or any of the other persons named in Item 5 has any plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.


ITEM 5.           Interest in Securities of Issuer

                  a.&b. All of the information given below is as of March 26, 1999. Percentages are based on the information supplied by the Issuer's counsel that, as of March 25, 1999 there were 6,613,544 shares of Common Stock outstanding

                  Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $.01, of the Issuer, indicated below. Each such person is deemed to beneficially own the percentage of the outstanding shares indicated below. Each such person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that it is deemed to beneficially own.

                                                              Page 8 of 13 Pages

                                                    Conversion
Name                                  Shares         Shares 1        Warrants 2            Total        Per Cent 3
----                                  ------         --------        ----------            -----        ----------
Reporting Entity                    2,015,135        1,041,667         100,000           3,156,802        40.7%

Resonance Limited                     300,000                                              300,000         4.5%

Combination, Inc. 4                   300,000                                              300,000         4.5%
David Freund 4                        300,000                                              300,000         4.5%
                                      -------                                              -------         ----
    Combination and Freund            600,000                                              600,000         9.1%

Abraham Ziskind                       253,632                                              253,632         3.8%

If a group, Total                   3,168,767        1,041,667         100,000           4,310,434        55.6%

----------
1 Shares issuable upon conversion of 500 shares of the Issuer's Class B Preferred Stock shares (having an aggregate liquidation preference of $500,000). The Class B Preferred Stock shares are convertible at the option of the holder into Common Stock. The number of shares of Common Stock is determined by dividing the liquidation preference of the Class B Preferred Stock being converted by a conversion price, which is the lower of (a) the market price of the stock on the date the shares were issued or (b) 80% of the average closing bid price of the Common Stock for the five trading days immediately preceding the date of conversion. As of March 26, 1999, the conversion rate would be $0.48 (80% of $0.60).

2 Included although the exercise price of $3.375 per share is currently substantially above the current market price of approximately $0.60 per share of Common Stock and it is currently unlikely that the warrants will be exercised.

3 For Reporting Entity and for Total only, taking into account shares to be issued on conversion of outstanding Class B Preferred Stock and the exercise of the warrants.

4 Because of Freund's relationship to Combination, Combination and Freund are considered a group with each other. Such group disclaims being part of a group with any of the other entities or persons named in this table.

                  c. Recent transactions by the Reporting Entity are as follows:

                  On March 2, 1999, the Reporting Entity converted 500 shares of Class B Preferred Stock, having an aggregate liquidation preference of $500,000, into 1,364,516 shares of Common Stock based on a conversion rate of $0.3664 per share.

                  Each of the Reporting Entity and each of such other persons identified above expressly disclaims any beneficial interest in the shares held by any of the other entities or persons named above (including, where relevant, the Reporting Entity) and has no right to direct the voting

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                                                              Page 9 of 13 Pages

or disposition of such shares. Except as noted in footnote 4 to the table above, they each disclaim being part of a group but are filing this Schedule 13D in the event it is determined that they constitute such a group.

                  None of the executive officers, directors or other persons controlling the Reporting Entity, Resonance or Combination (other than Freund, as indicated above) owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer (other than those owned by the Reporting Person, Resonance or Combination, as the case may be).

                  Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.

                  d.       N/A

                  e.       N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

ITEM 7.   Material to be filed as Exhibits

                                                             Page 10 of 13 Pages

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 29, 1999                                  BISCOUNT OVERSEAS, LTD.
------------------------------
[Date]

                                                By: s/J. Owadyeh
                                                    ----------------
                                                      J. OWADYEH
                                                Title: President
                                                      ----------------



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 11 of 13 Pages
SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March    29  , 1999                           RESONANCE LIMITED
-------------------------------
[Date]

                                              By: s/Moshe Mandel
                                                  -----------------
                                              Title:   President
                                                     -----------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 12 of 13 Pages

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March  29, 1999                                    COMBINATION, INC.
---------------------
[Date]

                                                   By: s/David Freund
                                                       ------------------
                                                           DAVID FREUND
                                                   Title:    President
                                                          ------------------

March 29, 1999                                             s/David Freund
---------------------                               -------------------------
[Date]                                                      DAVID FREUND



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 13 of 13 Pages
SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 29, 1999                                             s/Abraham Ziskind
----------------                                           -----------------
[Date]                                                      ABRAHAM ZISKIND


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.